SHARE-IFY, LLC

**Financial Statements
For the Year Ended
December 31, 2023**

SHARE-IFY, LLC

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Share-ify, LLC
Longwood, FL

We have reviewed the accompanying financial statements of Share-ify, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2023, and the related statements of operations and member's deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Share-ify, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Farber Hass Hurley LLP

Farber Hass Hurley LLP
Oxnard, CA
October 8, 2024

SHARE-IFY, LLC
BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash	$	279,512
Loan receivable-related party		109,928
TOTAL CURRENT ASSETS		389,440
PROPERTY AND EQUIPMENT		
Property and equipment, net		128,684
OTHER ASSETS		
Right of use assets		184,944
Deposit		10,500
Goodwill		955,000
TOTAL OTHER ASSETS		1,150,444
TOTAL ASSETS	$	1,668,568

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	12,226
Accrued expense-member		310,489
Accrued expense-related party		310,489
Credit card payable		79,385
Deferred revenue		2,120,796
Accrued interest-member		1,291,552
Accrued interest-related party		1,183,237
Current maturities-long term debt		15,936
Current maturities-lease liability		62,485
TOTAL CURRENT LIABILITIES		5,386,595
LONG-TERM LIABILITIES		
Loans payable		118,672
Lease liability		127,926
Loan from member		1,235,895
Loan from related party		1,108,088
TOTAL LONG-TERM LIABILITIES		2,590,581
MEMBER'S DEFICIT		
Member's deficit		(6,308,608)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	1,668,568

See accountants' review report.

SHARE-IFY, LLC
STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE	$ 2,736,095
COST OF SALES	
Direct labor	1,905,872
Rent	44,116
Telephone	5,336
Utilities	37,936
Outside services	40,506
TOTAL COST OF SALES	2,033,766
GROSS PROFIT	702,329
GENERAL AND ADMINISTRATIVE EXPENSE	
Advertising and marketing	143,825
Auto expense	96,159
Bank charges	9,312
Charitable contributions	3,786
Computer expense	14,930
Insurance	92,033
Insurance - Healthcare	55,028
Insurance - Life	1,738
Legal and professional	23,084
Meals and entertainment	65,949
Office expense	36,424
Outside services	3,083
Payroll processing	2,949
Postage and delivery	3,593
Rent expense	31,444
Repairs and maintenance	1,500
Payroll taxes	48,161
Service fees	155,547
Tax and License	10,694
Telephone	2,272
Travel	150,450
Utilities	10,780
Wages	498,666
Depreciation	13,625
TOTAL GENERAL AND ADMINISTRATIVE EXPENSE	1,475,032
LOSS FROM OPERATIONS	(772,703)
OTHER INCOME AND (EXPENSE)	
Interest expense	(537,855)
NET LOSS	(1,310,558)
MEMBER'S DEFICIT - Beginning	(5,362,723)
Member's contributions	3,135,770
Member's withdrawals	(2,771,097)
MEMBER'S DEFICIT - Ending	$ (6,308,608)

See accountants' review report.

SHARE-IFY, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$	3,614,791
Cash paid to suppliers and employees		(3,333,904)
Interest and taxes paid		(31,363)
NET CASH PROVIDED BY OPERATING ACTIVITIES		249,524
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property plant and equipment		(107,177)
NET CASH USE FOR INVESTING ACTIVITIES		(107,177)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions		3,135,770
Loan payments		(13,447)
Loan to related party		(109,928)
Repayment of loan from related party		(116,672)
Member's distributions		(2,771,097)
NET CASH USED FOR FINANCING ACTIVITIES		124,626
NET INCREASE IN CASH		266,973
Cash, beginning of the year		12,539
Cash, end of the year	$	279,512

See accountants' review recport

RECONCILIATION OF NET LOSS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

Net loss	$	(1,310,558)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation		13,625
Decrease (Increase) in assets		
Prepaid expenses		40,609
Amortization of right of use asset		61,585
Increase (Decrease) in liabilities		
Accounts payable and accrued expenses		78,481
Credit card payable		29,664
Deferred revenue		878,696
Accrued interest-member		270,691
Accrued interest-related party		249,182
Accrued interest SBA loan		(2,687)
Lease liability		(59,764)
TOTAL ADJUSTMENTS		1,560,082
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	249,524

See accountants' review report.

NOTE 1. NATURE OF OPERATIONS

The Company's proprietary software allow it's subscribers to securely exchange business information between trading partners. The Company's customers are primarily in the food industry and located though out the United State of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Guidance
In 2016, the Financial Accounting Standard Board ("FASB") issued ASU No. 2016-13, Financial Instruments-Credit Losses (FASB ASC 326) Measurement of Credit Losses on Financial Instruments. The standard replaced the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses on instruments within its scope, including trade receivables; the current expected credit loss ("CECL") model. ASU 2016-13 requires entities to use a forward-looking approach based on CECL to estimate credit losses on certain types of financial instruments. This may result in the earlier recognition of allowance for losses. The Company adopted this standard effective January 1, 2023 and there was no material impact of adopting this standard on the Company's financial statements and related disclosures.

Subsequent Events
Management has evaluated subsequent events through October 8, 2024, which is the date the financial statements were available to be issued.

Revenue Recognition
The Company derives its revenues from subscription and support revenues. Subscription and support revenues include subscription fees from customers accessing the Company's software application.

Revenue is recognized upon transfer of software application access rights to customers in an amount that reflects the consideration the Company expects to receive in exchange for this service. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

1. Identification of the contract, or contracts with a customer;
2. Identification of the performance obligation in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of revenue when or as the Company satisfies the performance obligations.

Subscription and support revenues are comprised of one-time setup fee and a monthly subscription fee that provide customers with access to the application and related support and updates during the term of the arrangement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue is recognized on one-time setup fees ratable over the twelve month term of the contract. The unrecognized portion is recorded as deferred revenue. Subscription fees are recognized through monthly automatic credit card charges. Substantially all of the Company's subscription service arrangements do not contain refund-type provisions.

Deferred revenue represents contract revenue that will be recognized as revenue in future periods. The beginning balance of deferred revenue was $1,242,100, which has been recognized in 2023. The deferred revenue balance at December 31, 2023 of $2,120,796 will be recognized over the next twelve months.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. US GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). Share-ify, LLC groups assets at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1   Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2   Other observable inputs, either directly or indirectly, including:
• Quoted prices for similar assets/liabilities in active markets;
• Quoted prices for identical or similar assets in non-active markets;
• Inputs other than quoted prices that are observable for the asset/liability; and,
• Inputs that are derived principally from or corroborated by other observable market data.

Level 3   Unobservable inputs that cannot be corroborated by observable market data.

The financial instruments include primarily cash, accounts receivable, accounts payable, and other current liabilities. Due to the short-term nature of these items, the carrying amounts approximate their fair value. The carrying value of short and long-term debts approximates fair value because those financial instruments bear interest at rates that approximate current market rates for loans with similar maturities and credit quality.

Cash and Cash Equivalents

For the purposes of the balance sheets and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Normal repairs and maintenance are expensed as incurred whereas significant improvements, which materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets.

Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill
Goodwill is the excess of purchase price over fair value of identifiable net assets acquired. Goodwill is reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may be impaired. If goodwill is considered to be impaired, the impairment to be recognized is measured as the amount that the carrying amount of the goodwill exceeds the fair value.

The Company has elected to perform an annual assessment for possible triggering events that would indicate that goodwill has been impaired. As of December 31, 2023, there has been no impairment to goodwill.

Organization and Ownership
Share-ify (the "Company" was organized as a limited liability company (LLC) under the laws of Delaware on May 24, 2016. The Company is governed by an operating agreement, which outlines the responsibilities of the member and the allocation of profits and losses. As an LLC, the members' liability is limited to his capital contributions and is not personally liable for the debts of the Company beyond the amount invested.

Income Taxes
A single-member LLC is treated as a disregarded entity for tax purposes, it does not file separate tax returns. Instead, its income is reported on the owner's tax return.

Advertising
The Company expenses advertising as incurred. Total advertising cost was $143,825 for the year ended December 31, 2023.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 3.   CONCENTRATION

Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its temporary cash investments in reputable financial institutions. The balance, at times, may exceed federally insured limits. At December 31, 2023, the Company had approximately $29,478 in uninsured cash balances. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk regarding its cash balances.

Concentrations
During 2023, one customer accounted for approximately 26% of the Company's revenues.

NOTE 4. FIXED ASSETS

Fixed assets consist of the following as of December 31:

	2023
Computers & Equipment	$ 71,727
Furniture & Fixtures	13,574
Software	1,000,000
Automobile	102,786
Fixed Assets, total	1,088,087
Less, Accumulated Depreciation	1,059,403
Fixed Assets, net	$ 128,684

Depreciation expense was $13,625 for 2023.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has an operating lease agreement for their facility in Longwood, Florida. The lease term is five years beginning in April 2017. The lease included one five year extension which was exercised on April 30, 2022. This agreement expires on April 30, 2027. The lease asset and liability were calculated utilizing the risk free discount rate (1.37%), according to the Company's elected policy. The monthly rent was $2,388 as of December 31, 2023. Total rent paid in 2023 was $28,309. This lease is with a related party.

The Company has an operating lease agreement for their facility in Ponte Vedra Beach, Florida. The lease term is five years beginning in July 2021 and expires in July 2026. The lease includes an optional three year extension. The lease asset and liability were calculated utilizing the risk free discount rate (1.37%), according to the Company's elected policy. There is a three year option to renew the office lease, which was not considered when accessing the value of the ROU asset because the Company is not reasonably certain that it will exercise its option to renew the lease. Monthly rent payments increase each year under the lease. The monthly rent was $2,920 as of December 31, 2023. Total rent paid in 2023 was $34,440.

Other Lease Information

Aggregated information regarding operating leases as of and for the year ended December 31, 2023 is as follows:

Lease cost:	
Operating lease cost	$ 64,569
Short-term lease cost	-0-
Variable lease cost	10,991
Total lease cost	$ 75,560

The weighted-average remaining lease term related to the Company's lease liability as of December 31, 2023 was 3.00 years. The weighted-average discount rate (risk-free rate) related to the Company's lease liabilities as of December 31, 2023 was 1.37%. The discount rate related to the Company's lease liabilities is based on the risk-free rate, as the discount rate implicit in the Company's lease cannot be readily determined.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum future lease payments under non-cancelable operating leases are as follows:

2024	$ 64,632
2025	66,570
2026	52,616
2027	10,438
Total	194,256
Less: present value discount	(3,845)
Operating lease liability	$ 190,411

NOTE 6. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debts are summarized as follows:

	2023
Note payable, interest at 1.00% per annum, beginning January 2022 and maturing in May 2025, minimum monthly payment of $1,098, collateralized by Company assets.	$ 17,932
Note payable, interest at 3.75% per annum, beginning May 2020 and maturing in May 2050. The minimum monthly payment of $587, collateralized by Company assets. On March 29, 2022 the Company entered into an amendment to the existing loan agreement. The loan principal was increased from $21,800 to $117,200.	116,676
	134,608
Less current maturities	(15,936)
Long-term debt, excluding current maturities	$ 118,672

The Company is presently in compliance with all debt covenants.

Maturities of long-term debt at December 31, 2023 are as follows:

2024	$ 15,936
2025	7,873
2026	3,108
2027	3,226
2028	3,349
There after	101,116
	$ 134,608

NOTE 7. RELATED PARTY TRANSACTIONS

In 2017, the sole member loaned the Company $1,235,895. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of December 31, 2023, the balance of this loan was $1,235,895, with accrued interest totaling $1,291,552.

NOTE 7.   RELATED PARTY TRANSACTIONS (CONTINUED)

In 2017, a related party loaned the Company $1,108,088. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of December 31, 2023, the balance of this loan was $1,108,088, with accrued interest totaling $1,183,237.

The Company accrues an auto allowance to related parties. The auto allowance is $6,000 per month, $3,000 to a related party (family member) and $3,000 to the LLC member. The auto allowance has been accruing since July 2017. The unpaid portion of the allowance accrues interest monthly at 10% per annum. As of December 31, 2023, accrued auto allowance was $620,978.

The Company has a facility lease (See Note 5) is with Traceability Holding LLC, which is 100% owned by the sole member of the Company. Total rent paid for the year was $28,309.

The Company will occasionally loan to or borrow from another entity to meet short-term cash flow needs. This other entity is owned 100% by the sole member of the Company. These short-term loans are not subject to interest. As of December 31, 2023, there was an outstanding receivable of $109,928.

NOTE 8.   RELATED PARTY'S UNDER COMMON CONTROL

The Company has elected to apply the accounting alternative provided to private companies in FASB ASC 810 for certain entities under common control. As a result, the Company has not evaluated the following entity under common control in accordance with the guidance in the variable interest entities subsection of FASB ASC 810.

The Company's office facility lease (included in Note 5) is leased from Traceability Holdings LLC, which is fully owned by the sole member of the Company. Traceability Holding's mortgage loan is secured by the office facility. The mortgage has a principal balance of $360,000 at December 31, 2023. If Traceability Holdings were to default on the loan, the lender could seize the property. In that event, the Company's exposure to loss would be the carrying value of the lease asset in excess of the lease liability. Further, the Company would need to seek alternative office facility.

NOTE 9.   LIQUIDITY AND GOING CONCERN

As indicated in the accompanying unaudited financial statements, the Company had a net loss of approximately $1.3 million and negative working capital of $5.0 million. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's plan to raise additional funds, as well as the Company's ability to generate funds through revenue producing activities.

The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying unaudited financial statements do not include any adjustments related to the recoverability and/or classification of the recorded asset amounts and/or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

SHARE-IFY, LLC

Financial Statements
For the Year Ended
December 31, 2022

SHARE-IFY, LLC

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Share-ify, LLC
Longwood, FL

We have reviewed the accompanying financial statements of Share-ify, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2022, and the related statements of operations and member's deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Share-ify, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Farber Hass Hurley LLP

Farber Hass Hurley LLP
Oxnard, CA
October 8, 2024

SHARE-IFY, LLC
BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash	$	12,539
Prepaid expenses		40,609
TOTAL CURRENT ASSETS		53,148

PROPERTY AND EQUIPMENT

Property and equipment, net	35,132

OTHER ASSETS

Right of use asset		246,529
Deposits		10,500
Goodwill		955,000
TOTAL OTHER ASSETS		1,212,029
TOTAL ASSETS	$	1,300,309

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	5,745
Accrued expense-member		274,489
Accrued expense-related party		274,489
Credit card payable		49,721
Deferred revenue		1,242,100
Accrued interest-SBA		2,687
Accrued interest-member		1,020,861
Accrued interest-related party		934,055
Loan from related party		116,672
Current maturities-loan payable		15,700
Current maturities-lease liability		59,765
TOTAL CURRENT LIABILITIES		3,996,284

LONG-TERM LIABILITIES

Loans payable	132,355
Lease liablity	190,410
Loan from member	1,235,895
Loan from related party	1,108,088
TOTAL LONG-TERM LIABILITIES	2,666,748

MEMBER'S DEFICIT

Member's deficit	(5,362,723)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$ 1,300,309

See accountants' review report.

SHARE-IFY, LLC
STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE	$	1,779,073
COST OF SALES		
Direct labor		1,520,194
Rent		51,655
Telephone		5,816
Utilities		36,146
Outside services		47,978
TOTAL COST OF SALES		1,661,789
GROSS PROFIT		117,284
GENERAL AND ADMINISTRATIVE EXPENSE		
Advertising and marketing		98,411
Auto expense		86,984
Bank charges		6,343
Charitable contributions		515
Computer expense		5,620
Dues and subscriptions		88
Insurance		63,788
Insurance - Healthcare		44,505
Insurance - Life		6,649
Legal and professional		20,798
Meals and entertainment		58,855
Office expense		95,791
Payroll processing		3,177
Postage and delivery		2,082
Rent expense		15,428
Payroll taxes		31,518
Service fees		5,204
Tax and license		427
Telephone		1,737
Travel		225,876
Utilities		10,797
Wages		378,061
Depreciation		79,896
TOTAL GENERAL AND ADMINISTRATIVE EXPENSE		1,242,550
LOSS FROM OPERATIONS		(1,125,266)
OTHER INCOME AND (EXPENSE)		
Interest expense		(470,258)
NET LOSS		(1,595,524)
MEMBER'S DEFICIT - Beginning		(4,055,027)
Member's contributions		2,272,791
Member's withdrawals		(1,984,963)
MEMBER'S DEFICIT - Ending	$	(5,362,723)

See accountants' review report.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from customers	$ 2,536,454
Cash paid to suppliers and employees	(2,733,512)
Interest and taxes paid	(5,120)
NET CASH USED FOR OPERATING ACTIVITIES	(202,178)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of furniture and equipment	(17,605)
NET CASH USED FOR INVESTING ACTIVITIES	(17,605)

CASH FLOWS FROM FINANCING ACTIVITIES

Member's contributions	2,272,791
Loan proceeds	95,400
Loan payments	(12,800)
Repayment of related party loan	(144,000)
Member's distributions	(1,984,963)
NET CASH PROVIDED BY FINANCING ACTIVITIES	226,428

NET INCREASE IN CASH	6,645
Cash, beginning of the year	5,894
Cash, end of the year	$ 12,539

See accountants' review report.

4

RECONCILIATION OF NET LOSS TO NET CASH
USED FOR OPERATING ACTIVITIES

Net loss	$ (1,595,524)
Adjustments to reconcile net loss to	
net cash used for operating activities:	
Depreciation	79,896
Decrease (Increase) in assets	
Amortization of right of use asset	60,782
Prepaid expenses	(40,609)
Increase (Decrease) in liabilities	
Deferred revenue	757,381
Accured interest-member	241,213
Accured interest-related party	221,661
Accrued expenses-member	36,000
Accrued expenses-related party	36,000
Credit card payable	49,721
Accounts payable and accrued expenses	5,745
Accrued interest-SBA	2,692
Lease liability	(57,136)
TOTAL ADJUSTMENTS	1,393,346
NET CASH USED FOR OPERATING ACTIVITIES	$ (202,178)

Non-Cash Investing and Financing Activities

During the year ended December 31, 2022, the Company adopted ASC 842, which
resulted in the recognition of Right-Of-Use (ROU) asset of $307,311 and corresponding
lease liability of $307,311.

See accountants' review report.

NOTE 1. NATURE OF OPERATIONS

The Company's proprietary software allows its subscribers to securely exchange business information between trading partners. The Company's customers are primarily in the food industry and located throughout the United State of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Guidance
In February 2016, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance ("Topic 842"), as amended, Accounting Standards Update No. 2016-02 ("ASU 2016-2"), Leases", related to the accounting for leases. The new standard has replaced "Leases" Topic 840 and requires lessees to recognize a right-of-use ("ROU") assets and a lease liability on the balance sheet. These assets and liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term using the risk-free rate for a period comparable to the lease term, or implicit rate, whichever is more readily determinable ("discount rate"). Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet. Options to extend long-term operating lease agreements are also factored into the recognition of their respective assets and liabilities when appropriate based on management's assessment of the probability that the options will be exercised. Additionally, certain lease agreements include escalating rents over the lease terms which, under Topic 842, results in rent being expensed on a straight-line basis over the life of the lease that commences on the date the Company has the right of control the property.

Subsequent Events
Management has evaluated subsequent events through October 8, 2024, which is the date the financial statements were available to be issued.

Revenue Recognition
The Company derives its revenues from subscription and support revenues. Subscription and support revenues include subscription fees from customers accessing the Company's software application.

Revenue is recognized upon transfer of software application access rights to customers in an amount that reflects the consideration the Company expects to receive in exchange for this service. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

1. Identification of the contract, or contracts with a customer;
2. Identification of the performance obligation in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of revenue when or as the Company satisfies the performance obligations.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subscription and support revenues are comprised of one-time setup fee and a monthly subscription fee that provide customers with access to the application and related support and updates during the term of the arrangement.

Revenue is recognized on one-time setup fees ratable over the twelve month term of the contract. The unrecognized portion is recorded as deferred revenue. Subscription fees are recognized through monthly automatic credit card charges. Substantially all of the Company's subscription service arrangements do not contain refund-type provisions.

Deferred revenue represents contract revenue that will be recognized as revenue in future periods. The beginning balance of deferred revenue was $484,719, which has been recognized in 2022. The deferred revenue balance at December 31, 2022 of $1,242,100 will be recognized over the next twelve months.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. US GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). Big National Charity, Inc. groups assets at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1   Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2   Other observable inputs, either directly or indirectly, including:
• Quoted prices for similar assets/liabilities in active markets;
• Quoted prices for identical or similar assets in non-active markets;
• Inputs other than quoted prices that are observable for the asset/liability; and,
• Inputs that are derived principally from or corroborated by other observable market data.

Level 3   Unobservable inputs that cannot be corroborated by observable market data.

The financial instruments include primarily cash, accounts receivable, accounts payable, and other current liabilities. Due to the short-term nature of these items, the carrying amounts approximate their fair value. The carrying value of short and long-term debts approximates fair value because those financial instruments bear interest at rates that approximate current market rates for loans with similar maturities and credit quality.

Cash and Cash Equivalents

For the purposes of the balance sheets and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Normal repairs and maintenance are expensed as incurred whereas significant improvements, which materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets.

Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

Goodwill
Goodwill is the excess of purchase price over fair value of identifiable net assets acquired. Goodwill is reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may be impaired. If goodwill is considered to be impaired, the impairment to be recognized is measured as the amount that the carrying amount of the goodwill exceeds the fair value.

The Company has elected to perform an annual assessment for possible triggering events that would indicate that goodwill has been impaired. As of December 31, 2022, there has been no impairment to goodwill.

Organization and Ownership
Share-ify was organized as a limited liability company (LLC) under the laws of Delaware on May 24, 2016. The Company is governed by an operating agreement, which outlines the responsibilities of the member and the allocation of profits and losses. As an LLC, the members' liability is limited to his capital contribution and is not personally liable for the debts of the Company beyond the amount invested.

Income Taxes
A single-member LLC is treated as a disregarded entity for tax purposes, it does not file separate tax returns. Instead, its income is reported on the owner's tax return.

Advertising
The Company expenses advertising as incurred. Total advertising cost was $98,411 for the year ended December 31, 2022.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 3. CONCENTRATIONS

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consisted principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in various bank accounts that, at times, may exceed federally insured limits. The Company's cash and cash equivalent accounts have been placed with high credit quality financial institutions. The Company has not experienced, nor does it anticipate, any losses with respect to such accounts.

Concentrations

During fiscal 2022, one customer accounted for approximately 16% of the Company's revenues.

NOTE 4. FIXED ASSETS

Fixed assets consist of the following as of December 31:

	2022
Computers & Equipment	$ 67,336
Furniture & Fixtures	13,574
Software	1,000,000
Fixed Assets, total	1,080,910
Less: Accumulated Depreciation	1,045,778
Fixed Assets, net	$ 35,132

Depreciation expense was $79,896 for 2022.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has an operating lease agreement for their facility in Longwood, Florida. The lease term is five years beginning in April 2017. The lease included one five year extension which was exercised on April 30, 2022. This agreement expires on April 30, 2027. The lease asset and liability were calculated utilizing the risk free discount rate (1.37%), according to the Company's elected policy. The monthly rent was $2,319 as of December 31, 2022. Total rent paid in 2022 was $27,485. This lease is with a related party.

In accordance with the newly adopted lease standard, Topic 842, the Company recorded an operating lease right-of use asset and lease liability in the amount of $150,727, in connection with this lease agreement.

The Company has an operating lease agreement for their facility in Ponte Vedra Beach, Florida. The lease term is five years, beginning in July 2021 and expires in July 2026. The lease includes an optional three year extension. The lease asset and liability were calculated utilizing the risk free discount rate (1.37%), according to the Company's elected policy. There is a three year option to renew the office lease, which was not considered when accessing the value of the ROU asset because the Company is not reasonably certain that it will exercise its option to renew the lease. Monthly rent payments increase each year under the lease. The monthly rent was $2,835 as of December 31, 2022. Total rent paid in 2022 was $33,439.

In accordance with the newly adopted lease standard, Topic 842, the Company recorded an operating lease right-of use asset and lease liability in the amount of $156,584, in connection with this lease agreement.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other Lease Information

Aggregated information regarding operating leases as of and for the year ended December 31, 2022 is as follows:

Lease cost:	
Operating lease cost	$ 64,569
Short-term lease cost	-0-
Variable lease cost	2,514
Total lease cost	$ 67,083

The weighted-average remaining lease term related to the Company's lease liability as of December 31, 2022 was 4.10 years. The weighted-average discount rate (risk-free rate) related to the Company's lease liabilities as of December 31, 2022 was 1.37%. The discount rate related to the Company's lease liabilities is based on the risk-free rate, as the discount rate implicit in the Company's lease cannot be readily determined.

Minimum future lease payments under non-cancelable operating leases are as follows:

2023	$ 62,749
2024	64,632
2025	66,570
2026	52,616
2027	10,438
Total	257,005
Less: present value discount	(6,830)
Operating lease liability	$ 250,175

NOTE 6. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debts are summarized as follows:

	2022
Note payable, interest at 1.00% per annum, beginning January 2022 and maturing in May 2025, minimum monthly payment of $1,098, collateralized by Company assets.	$ 30,855
Note payable, interest at 3.75% per annum, beginning May 2020 and maturing in May 2050, minimum monthly payment of $587, collateralized by Company assets. On March 29, 2022 the Company entered into an amendment to the existing loan agreement. The loan principal was increased from $21,800 to $117,200,	117,200
	148,055
Less current installments	(15,700)
Long-term debt, excluding current installments	$ 132,355

The Company is presently in compliance with all debt covenants.

NOTE 6.   NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt at December 31, 2022 are as follows:

2023	$ 15,700
2024	15,936
2025	7,873
2026	3,108
2027	3,226
There after	102,212
	$ 148,055

NOTE 7.   RELATED PARTY TRANSACTIONS

In 2017, the sole member loaned the Company $1,235,895. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of December 31, 2022, the balance of this loan was $1,235,895. As of December 31, 2022, accrued interest on this loan totaled $1,020,861.

In 2017, a related party loaned the Company $1,108,088. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of December 31, 2022, the balance of this loan was $1,108,088. As of December 31, 2022, accrued interest on this loan totaled $934,055.

The Company accrues an auto allowance to related parties. The auto allowance is $6,000 per month, $3,000 to a related party (family member) and $3,000 to the LLC member. The auto allowance has been accruing since July 2017. The unpaid portion of the allowance accrues interest monthly at 10% per annum. As of December 31, 2022, accrued auto allowance was $548,978.

The Company has a facility lease (See Note 5) is with Traceability Holding LLC, which is 100% owned by the sole member of the Company. During 2022, a total of $62,085was paid by Traceability Holding LLC. $27,485 was for current year rent, $34,600 was for prepaid rent.

The Company will occasionally loan to or borrow from another entity to meet short-term cash flow needs. This other entity is owned 100% by the sole member of the Company. These short-term loans are not subject to interest. As of December 31, 2022, there was an outstanding payable of $116,672.

NOTE 8.   RELATED PARTY'S UNDER COMMON CONTROL

The Company has elected to apply the accounting alternative provided to private companies in FASB ASC 810 for certain entities under common control. As a result, the Company has not evaluated the following entity under common control in accordance with the guidance in the variable interest entities subsection of FASB ASC 810.

NOTE 8.   RELATED PARTY'S UNDER COMMON CONTROL (CONTINUED)

The Company's office facility lease (included in Note 5) is leased from Traceability Holdings LLC, which is fully owned by the sole member of the Company. Traceability Holding's mortgage loan is secured by the office facility. The Mortgage principal balance was $360,000 at December 31, 2022. If Traceability Holdings were to default on the loan, the lender could seize the property. In that event, the Company's exposure to loss would be the carrying value of the lease asset in excess of the lease liability. Further, the Company would need to seek an alternative office facility.

NOTE 9.   LIQUIDITY AND GOING CONCERN

As indicated in the accompanying unaudited financial statements, the Company had a net loss of approximately $1.6 million and negative working capital of $3.9 million. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's plan to raise additional funds, as well as the Company's ability to generate funds through revenue producing activities.

The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying unaudited financial statements do not include any adjustments related to the recoverability and/or classification of the recorded asset amounts and/or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.